Exhibit (c)(8)

CONFIDENTIAL

Presentation to the Conflicts Committee of Sprague Resources GP LLC Discussion Materials August 26, 2022 / Confidential Jefferies LLC Member SIPC CONFIDENTIAL

SRLP is Outperforming Management's Base Case Financial Forecast

Comparison of FY2022 Financial Projections vs. Actual Results

Financial Results – Comparison Highlights

- Recent financial results and revised FY2022 projections provided to the SRLP Board of Directors show that SRLP continues to outperform expectations in a volatile market
- Notably, the 2022YTD results and re-forecast of FY2022 projections are well ahead of Management's projections provided as part of the take-private process
  - Current projected FY2022 Adjusted EBITDA of ~$124 MM vs. Management's Base Case of ~$111 MM; outperformance of ~12%
  - Current projected FY2022 Cash Flow Available for Distributions of ~$73 MM vs. Management's Base Case of ~$63 MM; outperformance of ~16%
  - Current projected FY2022 Excess cash coverage of ~$50 MM vs. Management's Base Case of ~$41 MM; outperformance of 24%

Actual vs. Projected – Favorable / (Unfavorable)

	Actual	*Actual*	*Projected*	*Projected*	*Current BoD Materials*	*Management Projections*	*$ Variance Fav / (Unfav)*	*% Variance Fav / (Unfav)*
	Q1-22	Q2-22	Q3-22	Q4-22	FY2022	FY2022	FY2022	FY2022
Total Adjusted Gross Margin	$141.5	$49.2	$41.8	$69.2	$301.8	$278.4	$23.4	8.4%
Adjusted EBITDA	$89.6	$5.2	$1.0	$28.0	$123.8	$110.5	$13.2	12.0%
Cash Flow Available for Distributions	$83.6	($9.8)	($14.1)	$13.4	$73.1	$63.3	$9.8	15.5%
Excess / (Shortfall)	$72.2	($21.2)	($14.1)	$13.4	$50.3	$40.5	$9.8	24.2%
Distribution Coverage	7.3x	(0.9x)	-x	-x	3.2x	2.8x	0.4x	15.5%
DCF / LP Unit	$3.19	($0.37)	($0.54)	$0.51	$2.79	$2.41	$0.37	15.5%

Note: Quarterly Actual and Projected figures are approximate and based on recent Board materials.

Jefferies LLC / August 2022

1

Jefferies

Framing Hartree's Request for a 3-Month Delayed Close

($ MM, except per unit amounts)

Consideration Payable to Public Unitholders is $127 MM

- Based on the agreed upon consideration of $19.00/unit, the total consideration payable to SRLP public unitholders is ~$127 MM
- It seems reasonable that Hartree would have cash available to fund $127 MM of consideration

Proposed Offer Economics	
SRLP Common Units Outstanding (MM)	26.2
Less: Common Units Held by Hartree	(19.5)
Publicly Held SRLP Common Units (MM)	**6.7**
Offer Price per SRLP Unit	$19.00
Common Unit Equity Purchase Price ($ MM)	**$127.1**

Proposed Q3 Dividend Payment of $0.4338/Unit is a Small Price for a 3-Month Option

- Hartree is proposing to pay an incremental quarterly distribution of $0.4338/unit as compensation for a 3-month delay
- Based on the number of publicly held units, this amounts to a total of ~$3 MM, or ~$1 MM per month

Proposed Incremental Cash Consideration	
SRLP Common Units Held by Public (MM)	6.7
Q3-2022 Proposed Distribution / Unit	$0.4338
Total Incremental Consideration Paid for Delay	**$2.9**
Incremental Consideration per Month of Delay	**$1.0**

Implied Discount Rate Required to Make Proposals Equivalent Likely Below Cost of Capital

- Prior to Hartree's take-private proposal, SRLP units traded at a distribution yield of 11.4%
  - This implies the unitholders' cost of capital was a minimum 11.4%
- Hartree's revised proposal implies they should accept a cost of capital of less than 10%

Implied Cost of Capital of Revised Proposal	
Total Unitholder Proceeds if Closed on 11/28	$19.43
Total Unitholder Proceeds if Closed on 9/1	$19.00
Equivalent Discount Rate	**9.8%**

Jefferies LLC / August 2022

2

Jefferies